JCDecaux

03 NOV 12 AM 7:21

03037292

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

82-34631

SUPPL

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Neuilly-sur-Seine, 6th November 2003

~~File 82-5247~~
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached press releases in respect of:

- JCDecaux revenues for the first nine months 2003;
- JCDecaux winning a five-year contract for Barcelona metro.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Stéphanie Hartanérot
Legal Department
Head of the Stock Market / Corporate Law Department

dlw 11/12

Enc.

JCDecaux 03 NOV 12 AM 7:21

JCDECAUX ANNOUNCES REVENUES FOR THE FIRST NINE MONTHS 2003

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
Croatia
Czech Republic
Denmark
Finland
France
Germany
Hong Kong
Hungary
Iceland
Ireland
Italy
Japan
Korea
Luxembourg
Macau
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
United Kingdom
United States
Uruguay
Yugoslavia

Paris, 30 October 2003 – JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and one of the largest in the world, today announced its revenues for the nine months ended 30 September 2003, reporting a 2.7% decrease to €1,106.0 million compared to the same period last year. The results are in line with the Company's comments made in September. Although the advertising market remained challenging in Europe, the Company continues to see signs of an advertising recovery in the US. Excluding acquisitions and foreign exchange impact, organic revenues increased by 0.8% over the first nine months to € 1,142.8 million. With a third of the Group's revenues generated in non-Euro countries, foreign exchange variations reduced Group revenue growth by 3.8%.

Third quarter revenues decreased by 2.7% to €347.8 million. Excluding acquisitions and foreign exchange impact, organic revenues increased by 0.4% to €357.7 million in the third quarter of 2003, driven by organic revenue growth in Street Furniture, which increased by 1.4% in the third quarter.

Reported revenues

	2003				Change (%)	
(in million €)	Q1	Q2	**Q3**	**9 months**	Q3 03/02	**9 months 03/02**
Street Furniture	191.5	216.6	**182.5**	**590.7**	(0.1)%	**(1.5)%**
Billboard	96.7	118.2	**97.3**	**312.2**	(7.0)%	**(3.3)%**
Transport	64.7	70.5	**68.0**	**203.1**	(2.9)%	**(5.3)%**
Total Group	**352.9**	**405.3**	**347.8**	**1106.0**	**(2.7)%**	**(2.7)%**

Organic revenues[1]

	2003				Change (%)	
(in million €)	Q1	Q2	**Q3**	**9 months**	Q3 03/02	**9 months 03/02**
Street Furniture	195.8	221.1	**185.3**	**602.2**	1.4%	**0.4%**
Billboard	98.6	120.1	**100.1**	**318.8**	(3.4)%	**(0.2)%**
Transport	72.5	77.0	**72.3**	**221.8**	3.3%	**3.4%**
Total Group	**366.9**	**418.2**	**357.7**	**1142.8**	**0.4%**	**0.8%**

(1) excluding acquisitions/divestitures and foreign exchange variations

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

A public limited corporation with an Executive Board and Supervisory Board
Registered capital of 3,378,284.27 euros - # RCS: 307 570 747 Nanterre - FR 44307570747

JCDecaux

Revenues for the third quarter 2003

Street Furniture revenues were flat (-0.1%) at €182.5 million in the third quarter of 2003 versus €182.7 million in the same period last year. Excluding acquisitions and the impact of foreign exchange, organic revenues increased by 1.4% in the third quarter of 2003 to €185.3 million. In France, advertising was weak over the summer months but stabilized in September as occupancy rates recovered. While market conditions remained challenging in some European markets, sales improved significantly in Germany. The Division performed well in the UK, United States, Australia and Asia, reporting double-digit organic growth in these markets.

Billboard revenues decreased by 7.0% to €97.3 million. Excluding acquisitions and the impact of foreign exchange, organic revenues decreased by 3.4% to €100.1 million. Market conditions were difficult across most European countries over the summer. However, the Division continued to perform well in the UK, Ireland, Spain and Italy, and reported a strong performance in some Central European markets, such as Croatia, Hungary, and Slovakia.

Transport revenues declined by 2.9% to €68.0 million. Excluding acquisitions and the impact of foreign exchange, organic revenues increased by 3.3% to €72.3 million. Airport advertising continues to recover in most markets, though passenger traffic has not yet reached pre-9/11 levels in the United States. The Division reported double-digit organic revenue growth in France, Italy, Portugal, Norway, Sweden and Chile. In Hong Kong, business improved as the impact of SARS receded.

Commenting on the results, Jean-François Decaux, Chairman of the Board and Co-Chief Executive Officer, said:

"As expected, trading conditions remained challenging however, our third quarter revenues highlight a strengthening in our Street Furniture business, as certain European markets, including Germany, began to show signs of recovery. In the other divisions, weak Billboard sales over the summer were partly offset by the ongoing recovery in Transport advertising.

Following a strong performance in the fourth quarter of 2002, we do not expect a further strengthening of Street Furniture sales this year. As stated at our interim results in September, we expect Street Furniture revenues in the second half of 2003 to be broadly in line with those achieved in the first half. We can also reaffirm that the Company expects EBITDA for the second half of 2003 to be broadly in line with that achieved in the first half.

Looking ahead, the Company is well positioned to benefit from the expected advertising recovery in 2004, which should translate into improved occupancy rates.»

Next information : 2003 revenues - 11 february 2004

Key Information on the Group

- *2002 revenues : €1578 million*
- *Listed on Euronext Paris*
- *N°1 worldwide in street furniture (290,000 faces)*
- *N°1 worldwide in airport advertising, with 147 airports and over 150 transport contracts in metros, buses, tramways and trains (145,000 Transport faces)*
- *N°1 in Europe for billboards (192,000 faces)*
- *627,000 advertising faces in 43 countries*
- *Present in 3,400 cities with over 10,000 inhabitants*
- *7,100 employees*

Press Relations
Raphaële Rabatel
Tel: +33 (0) 1 30 79 34 99
raphaele.rabatel@jcdecaux.fr

Financial Dynamics
Tim Spratt / Charles Palmer
Tel: +44 207 831 3113
Tim.spratt@fd.com

Investor Relations
Cécile Prévot
Tel: +33 (0) 1 30 79 79 93
cecile.prevot@jcdecaux.fr

Forward Looking Statement

Certain statements in this release constitute « forward-looking statements » within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words or phrases « guidance », « expect », « anticipate », « estimates » and « forecast » and similar words or expressions are intended to identify such forward-looking statements. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Various risks that could cause future results to differ from those expressed by the forward-looking statements included in this release include, but are not limited to : changes in economic conditions in the U.S. and in other countries in which JCDecaux currently does business (both general and relative to the advertising and entertainment industries) ; fluctuations in interest rates ; changes in industry conditions ; changes in operating performance ; shifts in population and other demographics ; changes in the level of competition for advertising dollars ; fluctuations in operating costs ; technological changes and innovations ; changes in labor conditions ; changes in governmental regulations and policies and actions of regulatory bodies ; fluctuations in exchange rates and currency values ; changes in tax rates ; changes in capital expenditure requirements and access to capital markets. Other key risks are described in the JCDecaux reports filed with the U.S. Securities and Exchange Commission. Except as otherwise stated in this news announcement, JCDecaux does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

JCDecaux

JCDecaux wins five year contract for Barcelona metro

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
Croatia
Czech Republic
Denmark
Finland
France
Germany
Hong Kong
Hungary
Iceland
Ireland
Italy
Japan
Korea
Luxembourg
Macau
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
United Kingdom
United States
Uruguay
Yugoslavia

Paris, 3 November 2003 – JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and one of the largest in the world, today announced that it has won the fve year contract for the Barcelona metro in partnership with Publimedia (Dragados). JCDecaux first won the contract in 1999.

The contract for the Barcelona metro, which carries 321 million passengers per year, includes both street furniture and billboards. From 2004, JCDecaux will offer more than 4,000m² of advertising space incorporating 1,620 information panels, 150 billboards and 1,920 new sites on stairs and escalators.

JCDecaux will install these advertising panels throughout the metro, at station entrances, in subways and on platforms. Trains and stations will also carry advertising on standalone displays and printed adhesive vinyl.

JCDecaux remains the market leader in outdoor advertising in Spain with a presence in more than 80 cities including more than 22,500 advertising panels on street furniture, 9,200 billboards, 4,500 panels in public transport systems and 640 advertising sites in 17 airports.

Commenting on the Group's achievement, Jean-Charles Decaux, co-COE of JCDecaux said:

"This new contract strengthens our position in the important Spanish outdoor market and demonstrates the Group's advertising expertise in major metro networks. JCDecaux provides advertisers with new and creative solutions that meet the changing needs of passengers."

JCDecaux

Key statistics on the group

- 2002 revenues : €1578 million
- Listed on Euronext Paris ; part of the SBF 120 index
- N°1 *worldwide in street furniture* (290,000 *faces)*
- N°1 worldwide in airport advertising, with 147 airports and over 150 transport contracts in metros, buses, tramways and trains (145,000 Transport faces)
- N°1 in Europe for billboards (192,000 faces)
- 627,000 advertising faces in 43 countries
- Present in 3,400 cities with over 10,000 inhabitants
- 7,100 employees

Press Relations
Raphaële Rabatel
Tél : +33 (0)1 30 79 34 99
Fax : +33 (0)1 30 79 35 79
raphaele.rabatel@jcdecaux.fr

Investor Relations
Cécile Prévot
Tél: +33 (0)1 30 79 79 93
Fax : +33 (0)1 30 79 77 91
cecile.prevot@jcdecaux.fr